Exhibit 99.1

CNFinance to Hold Annual General Meeting on May 29, 2020

GUANGZHOU, China, April 29, 2020 /PRNewswire/-- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province 510620, People’s Republic of China on May 29, 2020 at 9:00 a.m. – 11:00 a.m. (Beijing Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares ( “ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on April 29, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise (“MSE”) owners with its funding partners. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

Jing Li
+86 18027280883